Filed Pursuant to Rule 433
Registration No. 333-134553

FX Range Note
(“3-Month EUR/USD Range Note”)	Preliminary Terms and Conditions
100% Principal-Protected	August 23, 2006

Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the trading range of the EUR/USD spot exchange rate (the Reference Exchange Rate).  The investor will receive a return of [3]% (equivalent to a [12%] per annum return) on the Maturity Date if the Reference Exchange Rate has traded strictly within the Reference Range from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System.  If the Reference Exchange rate trades outside the Reference Range (or on either of the Reference Range boundaries) on any day from and including 10:00 a.m. EST on the Start Date, to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS Spot Dealing System, then the investor would receive zero return on the notes.  The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)
Issue Size	[TBD]
Issue Price	100%
Principal Protection	100%
Trade Date	[TBD]
Issue Date	Trade Date + 4 Business Days
Start Date	Trade Date
End Date	Start Date + 3 months
Maturity Date	Issue Date + 3 months
Reference Currency	Euro (EUR)
Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of USD per 1 EUR.
Range Initial Fixing (RIF)	The Reference Exchange Rate observed on the Start Date in accordance with the Settlement Rate Option (RIF on August 23, 2006 would have been equal to 1.2832)

Reference Range	From and including Range Lower Boundary to and including Range Upper Boundary
Range Lower Boundary	RIF- 0.045 (Range Lower Boundary on August 23, 2006, would have been 1.2382)
Range Upper Boundary	RIF+ 0.045 (Range Upper Boundary on August 23, 2006 would have been 1.3282)
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note, plus the Additional Amount, if any
Additional Amount	The principal amount of each note multiplied by (subject to the occurrence of a Disruption Event):

[3.0%]

if the Reference Exchange Rate has traded strictly within the Reference Range from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date,as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System; or

0%

if the Reference Exchange Rate trades outside the Reference Range (or on either the Range Lower Boundary or Range Upper Boundary) on any day from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS Spot Dealing System

Settlement Rate Option and	Reference
Valuation Business Day:	Currency	Screen Reference	Valuation Business Day
	EUR	1FED	New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Business Day	New York
Business Day Convention	Following
Disruption Event

Upon the occurrence of a Disruption Event with respect to the Reference Currency on any day from and including 10:00 a.m. EST on the Start Date to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the Reference Exchange Rate trades outside the Reference Range (or on either the Range Lower Boundary or Range Upper Boundary), and for so long as such Disruption Event is continuing, the Calculation Agent will determine the Reference Exchange Rate on a daily basis in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:
	(A)	the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels; or
	(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates.
Price Source Unavailability	Upon the occurrence of a Price Source Unavailability Event on any day from and including 10:00 a.m. EST on the Start Date to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b)

Event

the time on any day at which the Reference Exchange Rate trades outside the Reference Range (or on either the Range Lower Boundary or Range Upper Boundary), and for so long as such Price Source Unavailability Event is continuing, the Calculation Agent will determine the Reference Exchange Rate on a daily basis in accordance with the Settlement Rate Option on that day. If the Reference Exchange Rate is not available in accordance with the Settlement Rate Option on such day, the Reference Exchange Rate will be calculated daily in accordance with the Fallback Rate Observation Methodology as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate, on the EBS Spot Dealing System.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	CUSIP: [TBD]
ISIN: [TBD]
Settlement System	DTC
Listing	Not Applicable
Denominations	USD 10,000 and whole multiples of USD 1,000
Issue Type	US MTN

United States Federal Income Tax Treatment:

Lehman Brothers Holdings Inc. intends to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I..

Historical Exchange Rate

The following chart shows the weekly spot exchange rates for EUR/USD, expressed as the amount of USD per one EUR, in the period from August 10, 2003 to August 20, 2006, using historical data obtained from Reuters.   The historical data on EUR/USD spot exchange rate is not necessarily indicative of the future performance of the EUR/USD spot exchange rate or what the value of the notes may be.  Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Example

The following Redemption Amount payment graph for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on a hypothetical EUR/USD trading range between a hypothetical Start Date and End Date, as well as a hypothetical Range Initial Fixing (1.2832), Range Lower Boundary (Range Initial Fixing — 0.0450, or 1.2382) and Range Upper Boundary (Range Initial Fixing + 0.0450, or 1.3282).  The hypothetical Range Initial Fixing and EUR/USD trading range have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for EUR/USD and should not be taken as indicative of the future performance of the Reference Exchange Rate.  The actual Range Initial Fixing will be determined by observing Reuters page 1FED on the Start Date, in accordance with the Settlement Rate Option, and the actual Range Upper Boundary will be set on the Start Date at the Range Initial Fixing + 0.0450 and the actual Range Lower Boundary will be set at the Range Initial Fixing - 0.0450, a total range width of 0.0900.  The following payment example also assumes that the Additional Amount payable on the Maturity Date (provided that the Reference Exchange Rate has traded strictly within the Reference Range (or on either of the Range Boundaries) from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS Spot Dealing System) is set at 3.0% of the principal amount of the notes.  The actual Additional Amount will also be set on the Start Date.

For example, if the EUR/USD exchange rate was to trade strictly between 1.2382 and 1.3282 during the relevant period, the investor would receive on the Maturity Date a Redemption Amount equal to 103.0% of the principal amount of notes held by that investor (a return of 3.0%).  However, if the EUR/USD exchange rate was to trade, for example, between 1.2000 and 1.2600, or between 1.2800 and 1.3500, during the relevant period (i.e., at some point during the relevant period trades at or below the applicable Range Lower Boundary or at or above the applicable Range Upper Boundary), the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.